

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

Via E-Mail
Philip J. Cavatoni
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 16429
Bristol, VA 24209

Re: **Alpha Natural Resources, Inc.**
        Form 10-K for the Year Ended December 31, 2014
        Filed February 26, 2015
        Form 8-K Filed February 12, 2015
        File No. 001-32331

Dear Mr. Cavatoni:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 2. Properties, page 48
Coal Reserves, page 48

1.   For each of your Eastern Segment properties in which you disclose mineral reserves, please tell us the pricing and cost assumptions that you use to establish the economic viability of the materials designated as reserves. If necessary, in your response please address differences between the assumptions that you use as compared to the historical three year average price and your actual cost.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59
Results of Operations-Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 63
Cost of Coal Sales, page 66

2.   It appears that your cost of coal sales per ton measure for your Eastern and Western Coal Operations is calculated by dividing the cost of coal sales by number of tons sold for each segment, although these inputs do not appear to be separately disclosed in your filing. Please quantify for us the inputs used to calculate the Eastern and Western cost of coal sales per ton for each of the years included in your filing. Also confirm to us that you will provide this information in future filings or tell us why you believe this information is not required. To the extent that the number of tons sold used to calculate your Eastern coal operations cost of coal sale per ton are comprised of both the Eastern steam and Metallurgical tons sold (page 65), please clearly state this fact in your future disclosure.

3.   We note your disclosure on page 66 that states cost of coal sales per ton includes only costs associated with your Eastern and Western Coal Operations. We further note that you do not disclose segment cost of coal sales in footnote 25. Please confirm our understanding that the cost of coal sales used to calculate your cost of coal sales per ton measures exclude amounts that are included in the cost of coal sales reported on your income statement under U.S. GAAP and, if so, tell us how you considered the requirements of Item 10(e) of Regulation S-K for purposes of your Form 10-K disclosures and Regulation G for purposes of your Form 8-K disclosures.

Items 2.02 and 9.01 Form 8-K filed February 12, 2015
Exhibit 99.1

4.   We note in your Reconciliation of Net Loss to Adjusted Net Loss that you present the estimated income tax effect of your non-gaap adjustments in one line.   Please further explain to us how you arrived at the estimated income tax effect and confirm to us that you will expand your disclosure to provide this information in future filings. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining